Shift Caffeine LLC
Profit and Loss
January - December 2020

	Total
Income	
Donated Income	870.59
Sales	45,034.64
Total Income	**$ 45,905.23**
Cost of Goods Sold	
Brewing Supplies & Equipment	2,746.55
Canning	594.60
Coffee Beans	6,698.01
Labels & Packaging	1,870.54
Supplies & Materials	502.39
Total Cost of Goods Sold	**$ 12,412.09**
Gross Profit	**$ 33,493.14**
Expenses	
Advertising & Marketing	
Contributions (non 501c3)	3,124.43
Merchandise & Giveaways	208.81
Product Design	0.00
Website	264.90
Total Advertising & Marketing	**$ 3,598.14**
Bank Charges & Fees	2.00
Car & Truck	
Gas	210.85
Interest on Auto Loan	974.80
Maintenance & Registration	3,114.40
Parking and Tolls	7.25
Total Car & Truck	**$ 4,307.30**
Insurance	
Liability	141.70
Total Insurance	**$ 141.70**
Meals & Entertainment	445.02
Office Supplies & Software	159.83
Product Shipping & Distribution	366.32
Total Expenses	**$ 9,020.31**
Net Operating Income	**$ 24,472.83**
Net Income	**$ 24,472.83**